

16012843

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401Wilshire Blvd., 12th Floor
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schuman 310-526-5006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

* See attached: California All-Purpose Acknowledgment - Feb. 22-2016 *

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On FEBRUARY 22-2016 before me, LYNNE SNITMAN, NOTARY PUBLIC,
Date *Here Insert Name and Title of the Officer*

personally appeared - GARY SCHUMAN -
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


LYNNE SNITMAN
Commission # 2102741
Notary Public - California
Los Angeles County
My Comm. Expires Apr 8, 2019

Signature Lynne Snitman
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

RE: MDB CAPITAL GROUP, LLC

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT - FORM X-17A-5 PART III UNITED STATES SECURITIES AND EXCHANGE COMMISSION Document Date: FEB. 22-2016

Number of Pages: 3 Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: GARY SCHUMAN
☑ Corporate Officer — Title(s): CFO
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
MDB Capital Group LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of MDB Capital Group LLC as of December 31, 2015 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of MDB Capital Group LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDB Capital Group LLC as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of MDB Capital Group LLC's financial statements. The supplemental information is the responsibility of MDB Capital Group LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2016

MDB CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$	11,485,066
Accounts receivable		262,468
Securities at market value		4,204,616
Investments in affiliates		13,028
Fixed assets		
net of accumulated depreciation of $708,863		5,966
Prepaid and other assets		1,001,741
Total assets	$	16,972,885

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	731,856
Accrued salaries		87,000
Subordinated note payable		700,497
Securities sold not yet purchased		124,333
Due to clearing		1,054
Cash debit balance		11,462,538
Total liabilities		13,107,278

MEMBERS' EQUITY:

Members' equity		3,865,607
Total liabilities and members' equity	$	16,972,885

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Operations
For the year ended December 31, 2015

REVENUES:	
Commissions	$ 392,494
Investment banking fees	1,872,702
Investment income	1,472,105
Interest income	2,226
Other income	1,664,515
Total revenue	5,404,042
EXPENSES:	
Administrative and operations	2,655,008
Clearing charges	178,641
Compensation	4,433,433
Professional and legal	408,239
Occupancy	478,515
Total expenses	8,153,836
INCOME BEFORE INCOME TAXES	(2,749,794)
INCOME TAX PROVISION (Note2)	
State taxes	12,590
NET LOSS	$ (2,762,384)

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2015

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance January 1, 2015	$ 9,086,485		$ 9,086,485
Member distributions	(2,458,494)		(2,458,494)
Net loss		(2,762,384)	(2,762,384)
Ending balance December 31, 2015	$ 6,627,991	($2,762,384)	$3,865,607

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Cash Flows
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss:	$	(2,762,384)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		359,064
(Increase) decrease in:		
Accounts receivable		(93,468)
Securities at market value		10,074,609
Investments in affiliates		254,022
Prepaid and other assets		(780,162)
Increase (decrease):		
Accounts payable and accrued expenses		493,193
Accrued salaries		(554,701)
Securities sold not yet purchased		124,333
Due to clearing		(22,787)
Cash debit balance		3,716,658
Total adjustments		13,570,761
Net cash provided by operating activities		10,808,377
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of fixed assets		2,452,528
Net cash provided by investing activities		2,452,528
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions		(2,458,494)
Note payable		(86,296)
Net cash used in financing activities		(2,544,790)
Increase in cash		10,716,115
Cash at beginning of year		768,951
Cash at end of year	$	11,485,066
Supplemental cash flow disclosures		
Interest	$	87,785
Income taxes	$	12,590

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Changes in Subordinated Borrowing
For the year ended December 31, 2015

Subordinated borrowing at January 1, 2015	$	786,793
Decreases		(86,296)
Subordinated borrowing at December 31, 2015	$	700,497

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:
MDB Capital Group LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority, and The State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony DiGiandomenico.

The firm operates on a fully disclosed basis with another member firm, National Financial Services.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At 12/31/2015, fair value measurements of investments were:

Level I: $13,563,217
Level 2: $2,352,956
Level 3: $40,991

Management has reviewed subsequent events through February 22, 2016.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2012, 2013 and 2014.

The Company has paid their annual PCAOB dues as of December 31, 2015.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and premises:
The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years.

Fixed assets	$714,829
Less: accumulated depreciation	(708,863)
	$ 5,966

Depreciation expense for the year ended December 31, 2015 was $359,064.

Concentrations of Credit Risk:
The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Leases:
The Company leased office space in Santa Monica for 10 months in 2016 at $10,985 per month. The Company leases office space in Dallas on a month-to-month basis at $5,000 per month. For 2015, the Company had total lease expense of $406,592.

Total Lease Obligation	Year	Amount
	2016	$109,850

Note 2: INCOME TAXES
The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The company also paid $11,790 during the year due to California's LLC gross receipts tax. Total income tax expense for the year ended December 31, 2015 was $12,590.

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2015 the company had a net capital of $2,439,186 which is $1,620,356 in excess of the minimum of $818,830 required, and its ratio of aggregate indebtedness $12,282,448 to net capital was 5.036 to 1 which is less than 15 to 1 maximum ratio of a broker dealer. The minimum net capital is based upon 6 2/3% of aggregate indebtedness of $12,282,448.

Note 4: RELATED PARTY SALE

On April 16, 2015, the Company transferred its interest in the Dallas property along with improvements and fixtures to Christopher A. Marlett and Anthony DiGiandomenico, the Members, at book value, which represented fair market value.

MDB CAPITAL GROUP LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2015

	Focus 12/31/15	Audit 12/31/15	Change
Members' equity, December 31, 2015	$ 4,497,122	$ 3,865,607	$ 631,515
Add - Subordinated liabilities	700,497	700,497	-
Subtract - Non allowable assets:			
Receivable from non-customers	22,824	12,824	10,000
Non allowable securities at market value	927,484	927,484	-
Investment	276,663	13,028	263,635
Fixed assets	5,966	5,966	-
Other assets	321,043	316,974	4,069
Tentative net capital	3,643,639	3,289,828	353,811
Haircuts:	844,274	850,642	6,368
NET CAPITAL	2,799,365	2,439,186	360,179
Minimum net capital	795,293	818,830	23,537
Excess net capital	$ 2,004,072	$ 1,620,356	383,716
Aggregate indebtedness	11,929,396	12,282,448	353,052
Ratio of aggregate indebtedness to net capital	4.26	5.04	

The differences were caused by
additional accruals at December 31, 2015

MDB CAPITAL GROUP LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2015

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3090*******************MIXED AADC 220
049951 FINRA DEC
MDB CAPITAL GROUP LLC
401 WILSHIRE BLVD STE 1020
SANTA MONICA CA 90401-1420

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Gary Schuman 310 526 5000

2. A. General Assessment (item 2e from page 2) $ 9429

B. Less payment made with SIPC-6 filed (exclude interest) (6169)
7-27-15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3260

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3260

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,260

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X ______ (Name of Corporation, Partnership or other organization)

______ (Authorized Signature)

Dated the 29th day of January, 20 16.

X ______ (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,406,042
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	74,590
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,472,088
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 87,785	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 607	
Enter the greater of line (i) or (ii)	87,785
Total deductions	1,634,463
2d. SIPC Net Operating Revenues	$ 3,771,579
2e. General Assessment @ .0025	$ 9,429 (to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
MDB Capital Group LLC
Santa Monica, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by MDB Capital Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MDB Capital Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) MDB Capital Group LLC's management is responsible for MDB Capital Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2016

Assertions Regarding Exemption Provisions

We, as members of management of MDB Capital Group LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii)).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

MDB Capital Group LLC

By:



Gary Schuman, CFO & CCO

2/22/2016

Date

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
MDB Capital Group LLC
Santa Monica, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) MDB Capital Group LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which MDB Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) MDB Capital Group LLC, stated that MDB Capital Group LLC, met the identified exemption provision throughout the most recent fiscal year without exception. MDB Capital Group LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about MDB Capital Group LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2016

Gary Schuman

From:	Ellen Rubin
Sent:	Sunday, February 21, 2016 2:25 PM
To:	Gary Schuman; Jeanne Cantlay
Subject:	Certified audit mailings
Follow Up Flag:	Follow up
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Hi Jeanne:

The MDB certified audit report will be completed sometime next week. It must be received by certain regulators no later than Monday, February 29th. Can you prepare FedEx packages to the following addresses? As soon as it is completed, we will email you the report to print and send:

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549
(202) 551-8090
Securities and Exchange Commission
444 South Flower Street, Suite #900
Los Angeles, CA 90071
(323) 965-3998

Arizona Corporation Commission
Securities Division
1300 West Washington Street
Third Floor
Phoenix, AZ 85007
(602) 542-4242

Indiana Office of the Secretary of State
Securities Division
302 West Washington
Room E-111
Indianapolis, IN 46204
(317) 232-6681

Thank you,

Ellen